BB

05038671

K9
3/17

RECEIVED
SEC MAIL PROCESSING
MAR 01 2005
WASH, D.C. 185 SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~38702~~ 48368

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AK Jensen, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Sandringham House, 83 Shirley Street
(No. and Street)

Nassau, New Providence, Bahamas
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Anita Langfoss, 47 22 04 92 21
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stephen R. Rotroff, CPA, P. A.
(Name – *if individual, state last, first, middle name*)

940 Centre Circle, Suite 2005, Altamonte Springs, FL 32714
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/18/05

OATH OR AFFIRMATION

I, Anders Kvamme Jensen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AK Jensen, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

The undersigned Notary Public hereby certifies that Anders Kvamme Jensen signed this document in my presence.
Please note that the confirmation applies to the signature(s) only, not to the contents of the document.
Oslo Byfogdembete 27 January 2005

Notary Public
Margot Alexandersen
konsulent

AK JENSEN, INC. dba AKJ, INC.
(A WHOLLY-OWNED SUBSIDIARY OF AK JENSEN GROUP, LIMITED)
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004
AND
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

AK JENSEN, INC. dba AKJ, INC.
(A WHOLLY-OWNED SUBSIDIARY OF AK JENSEN GROUP, LIMITED)
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004

TABLE OF CONTENTS

STEPHEN R. ROTROFF, CPA, P. A.
Certified Public Accountant and Consultant

Report of Independent Certified Public Accountant

Stockholder and Board of Directors
AK Jensen, Inc. dba AKJ, Inc.

I have audited the accompanying statement of financial condition of AK Jensen, Inc. dba AKJ, Inc., a wholly-owned subsidiary of AK Jensen Group, Limited., as of December 31, 2004, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AK Jensen, Inc. dba AKJ, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying reconciliation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Stephen R. Rotroff, CPA, P.A.

February 14, 2005

940 Centre Circle, Suite 2005, Altamonte Springs, FL 32714
O 407.774.2044 C 321.578.0050 F 866.220.7648 srotroffcpa@msn.com

AK JENSEN, INC. dba AKJ, INC.
(A WHOLLY-OWNED SUBSIDIARY OF AK JENSEN GROUP, LIMITED)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

Assets	
Cash and cash equivalents	$ 70,022
Cash deposits with clearing brokers	75,973
Due from clearing brokers	205,770
Accounts receivable from foreign broker dealers	117,892
Prepaid expenses and employee receivables	118,471
Furniture, equipment and software, net	156,251
Other assets	36,126
Receivable from affiliate	46,677
	$ 827,182
Liabilities and Stockholder's Equity	
Liabilities:	
Accounts payable and accrued expenses	$ 263,774
Total liabilities	263,774
Stockholders' equity:	
Common stock, $.01 par value; 1,000,000 shares authorized, 987,015 shares issued and outstanding	9,870
Additional paid-in capital	4,645,970
Stock subscriptions receivable	(4,000)
Accumulated deficit	(4,088,432)
Total stockholders' equity	563,408
	$ 827,182

The accompanying notes are an integral part of these financial statements.

AK JENSEN, INC. dba AKJ, INC.

(A WHOLLY-OWNED SUBSIDIARY OF AK JENSEN GROUP, LIMITED)

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2004

Revenues:	
Commissions and rebates	$ 5,115,881
Transaction Fees	209,816
Other income	56,677
Loss on currency translation	(554)
	5,381,820
Expenses:	
Clearing and execution costs	4,409,858
Salaries and commissions	763,466
Other expenses	379,865
Occupancy costs	343,221
Professional and consulting fees	274,179
Telephone and communications	202,418
Depreciation	113,886
Non-cash compensation	79,102
	6,565,995
Net loss	$ (1,184,175)

The accompanying notes are an integral part of these financial statements.

AK JENSEN, INC. dba AKJ, INC.
(A WHOLLY-OWNED SUBSIDIARY OF AK JENSEN GROUP, LIMITED)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

	Common stock $.01 par value		Deferred	Stock subscriptions	Additional paid-in	Accumulated	
	Shares	Amount	compensation	receivable	capital	deficit	Total
Balance, January 1, 2004	940,746	$ 9,407	$ (346,366)	$ (22,118)	$ 4,021,437	$(2,904,276)	$ 758,084
Purchase of common stock	46,269	463	-	-	489,537	-	490,000
Issuance of stock options	-	-	(154,808)	-	154,808	-	-
Stock option monthly expense	-	-	79,102	-	-	-	79,102
Cancellation of stock options	-	-	234,080	-	(234,080)	-	-
Reorganization of company	-	-	187,992	118	(188,110)	-	-
Payment of subscriptions receivable	-	-	-	18,000	-	-	18,000
Conversion of debt to equity by Parent	-	-	-	-	402,378	-	402,378
Net loss	-	-	-	-	-	(1,184,175)	(1,184,175)
Balance, December 31, 2004	987,015	$ 9,870	$ -	$ (4,000)	$ 4,645,970	$(4,088,451)	$ 563,389

The accompanying notes are an integral part of these financial statements.

AK JENSEN, INC. dba AKJ, INC.
(A WHOLLY-OWNED SUBSIDIARY OF AK JENSEN GROUP, LIMITED)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

Cash flow from operating activities:	
Net loss	$(1,184,175)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	113,886
Non-cash compensation	79,102
Increase or decrease in assets and liabilities:	
Increase in deposit with clearing broker	(25,320)
Decrease in due from clearing brokers	33,918
Increase in accounts receivable	(46,897)
Increase in other assets	(111,948)
Increase in accounts payable and accrued expenses	19,533
Total cash used by operating activities	(1,121,901)
Cash flow from investing activities:	
Purchase of furniture, equipment and software	(195,142)
Net effect of transfer of assets to Parent	413,820
Total cash used in investing activities	218,678
Cash flow from financing activities:	
Purchase of stock in private placements	490,000
Conversion of loans to equity by Parent	402,378
Payment on subscription receivable	18,000
Total cash provided by financing activities	910,378
Net increase in cash	7,155
Cash and cash equivalents, beginning of year	62,867
Cash and cash equivalents, end of year	$ 70,022
Supplemental disclosure of cash flow information:	
Cash paid during the year for interest	$ 94

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

AK Jensen, Inc. dba AKJ, Inc. (the "Company") was originally incorporated in the Turks and Caicos Islands on March 2, 1995. On July 4, 1997, the Company incorporated in the Commonwealth of the Bahamas. On March 22, 2004, the stockholders of the Company exchanged their shares in the Company for shares of AK Jensen Group, Limited. (the "Parent"), and the Company became a wholly-owned subsidiary of the Parent.

The Company is a registered broker-dealer with the Securities and Exchange Commission, a member of the National Association of Securities Dealers and is registered with the National Futures Association. The Company has its registered office in Nassau, Bahamas, with a service office in Oslo, Norway and representatives throughout Europe. The Company's sources of revenue are derived from electronic brokerage services to corporate clients and individuals. The Company is an introducing broker-dealer and clears its trades through a clearing broker located in the United States and other clearing brokers located in various regions of the world.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation - The Company's financial statements are prepared and presented in United States dollars and under accounting principles generally accepted in the United States of America.

Cash and cash equivalents - The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents for the purposes of the statement of cash flows.

Cash deposits with clearing broker – Cash deposits with clearing broker consists of funds on deposit with a clearing broker located in the United States. The agreement requires the Company to maintain a minimum of $50,000 as a clearing deposit based upon the level of securities inventory, the volume and size of transactions, and the type of business being conducted. As long as the Company continues to use the clearing and execution services of the clearing broker, the Company will be required to maintain the cash on deposit.

Due from clearing broker – Due from the clearing broker represents money due the Company from the clearing broker in the United States for commissions on brokerage and other transactions. An allowance for doubtful accounts is not recorded since the Clearing Broker adjusts accounts monthly to actual collections.

Accounts receivable from foreign broker dealers – Accounts receivable from foreign broker dealers is money due the Company from its foreign clearing brokers and for purposes of net capital calculations is considered a non-allowable asset. The accounts receivable from foreign broker dealers is offset by payables due the foreign broker dealers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Furniture, equipment and software – Furniture, equipment and software are recorded at cost. Repair and maintenance costs are charged to operations as incurred. When assets are retired or disposed of, the cost and accumulated depreciation thereon are removed from the accounts, and any gains or losses are included in operations. Depreciation on furniture, equipment and software is provided utilizing the straight-line method over the estimated useful lives of the related assets, which is estimated at five years.

Securities transactions - Securities transactions, including commissions payable, are recorded on a trade date basis.

Income taxes – The Company is an exempt company incorporated under the laws of the Bahamas. Under this exemption, the Company is exempted for a period of twenty (20) years from the date of its incorporation from a) any tax or duty to be levied on profits or income or on capital assets, gains or appreciations; and b) any such tax or duty, or tax in the nature of estate duty or inheritance tax, payable on the shares, debentures, or other obligations of the Company. The Company is also exempt from U. S. taxation because it is a foreign corporation not operating or maintaining an office within a U. S. jurisdiction, and because all of its income is derived from foreign clients residing outside of the United States. Therefore, no provision or benefit for income tax purposes was reflected in the financial statements.

Fair value of financial instruments - All of the Company's financial assets and liabilities are carried at market value or at amounts, which approximate current fair value.

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. CASH FLOW

The Company continues to experience operating losses and net cash deficits from operations. Management has formulated a 2005 operating budget that shows the Company making a profit and management believes, if achieved, along with raising additional capital, will grant sufficient cash flow to fund the Company's operations through the year ending December 31, 2005. There can be no assurance that management's plan will be achieved, however.

4. FURNITURE, EQUIPMENT AND SOFTWARE

Furniture and equipment consisted of the following at December 31, 2004:

Furniture and equipment	$ 57,559
Clickbase	125,563
Website	30,232
	213,354
Less accumulated depreciation	(88,098)
	$ 125,256

Depreciation expense for the twelve months ended December 31, 2004 was $113,886.

During the year ended December 31, 2004, the Company transferred the AKJ Exnet asset to its Parent. The book value of the asset was approximately $479,900 at the time of transfer.

5. EQUITY

During the year ended December 31, 2004, the Company sold 46,269 shares of common stock and raised approximately $490,000.

During April 2004, the stockholders of the Company completed a stock swap with Parent, whereby each stockholder traded one share of the Company for one share of the Parent, and the Parent became the 100% stockholder of the Company. As part of the transaction the Company transferred all stock options outstanding in the Company and related deferred compensation to the Parent.

7. FOREIGN CURRENCY TRANSLATION

Foreign currency translation on completed transactions (revenues and expenses) resulted in an aggregate net loss of $554 for the year ended December 31, 2004.

8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

Customer transactions are cleared through the clearing broker located in the United States on a fully disclosed basis. In the event that customers default in payment of funds or delivery of securities, the clearing broker may charge the Company for any loss incurred in satisfying customer obligations. Additional credit risk occurs if the clearing brokers or affiliates do not fulfill their obligations. The Company regularly monitors the activity in its customer accounts for compliance with regulations.

9. NET CAPITAL REQUIREMENTS

The Company's minimum net capital requirement under Rule 15c3-1 of the Securities and Exchange Commission is the greater of 6 2/3% of aggregate indebtedness ($17,585 at of December 31, 2004) or $30,000. The Company operates pursuant to the (k)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold customer funds or securities. The Company is, therefore, exempt from the reserve formula calculations and possession or control computations. At December 31, 2004, the net capital, as computed, was $75,589. Consequently, the Company had excess net capital of $45,589.

At December 31, 2004, the percentage of aggregate indebtedness to net capital was approximately 349% versus an allowable percentage of 1500%.

10. RECONCILIATION OF NET CAPITAL

The difference in the net capital computation shown on the Company's December 31, 2004 FOCUS IIA, and the computation shown on the attached Computation and Reconciliation of Net Capital pursuant to SEC Rule 15c3-1 resulted from audit and non-allowable asset adjustments at December 31, 2004 as described on Page 10 of the accompanying financial statements.

COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER
RULE 15C3-1 OF THE SECURITIES AN EXCHANGE COMMISSION
AK JENSEN, INC. dba AKJ, INC.
AS OF DECEMBER 31, 2004

	Unaudited Focus Report Filing, as Filed	Audit Adjustments		Audited Financial Statements
Computation and Reconciliation of Net Capital:				
Total stockholder's equity	$ 680,831	$ (117,193)	(1)	$ 563,638
Non-allowable assets:				
Accounts receivable from foreign clearing brokers	(159,921)	42,029		(117,892)
Prepaid expenses and other	(120,087)	1,386		(118,701)
Furniture, equipment and software	(125,257)	(30,994)		(156,251)
Due from affilate	(46,677)	-		(46,677)
Other	(36,126)	-		(36,126)
	(488,068)	12,421		(475,647)
Net capital before haircuts	192,763	(104,772)		87,991
Haircuts	(12,402)	-		(12,402)
Net capital	180,361	(104,772)		75,589
Greater of 6 2/3% of aggregate indebtedness or the minimum net capital requirement	30,000	-		30,000
Net capital in excess of required minium net capital	$ 150,361	$ (104,772)		$ 45,589
Excess net capital at 1000%	$ 153,984			$ 49,212

(1) Audit adjustments included increasing broker and commissions payables, adjusting accumulated depreciation on AKJ ExNet transfer to Parent and reclassifying loans from Parent to additional paid-in capital.

COMPUTATION AND RECONCILIATION OF AGGREGATE INDEBTEDNESS UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION
AK JENSEN, INC. dba AKJ, INC.
DECEMBER 31,2004

Computation of aggregate indebtedness:

Total allowable liabilities from statement of financial condition	$263,774
Total aggregate indebtedness	$263,774
Net capital per computation and reconciliation on Page 10	$75,589
Percentage of aggregate indebtedness to net capital	348.96%

The accompanying notes are an integral part of these financial statements.

AK JENSEN, INC. dba AKJ, INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3
AS OF DECEMBER 31, 2003

AK Jensen, Inc. dba AKJ, Inc. operates pursuant to the (k)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold funds or securities. AK Jensen, Inc. dba AKJ, Inc. is, therefore, exempt from the reserve formula calculations and possession and control computations.

STEPHEN R. ROTROFF, CPA, P. A.
Certified Public Accountant and Consultant

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

Stockholder and Board of Directors
AK Jensen, Inc. dba AKJ, Inc.

In planning and performing my audit of the financial statements of AK Jensen, Inc., dba AKJ, Inc. (the "Company"), a wholly-owned subsidiary of AK Jensen Group, Limited for the year ended December 31, 2004, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company, including tests of such practices that I considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

940 Centre Circle, Suite 2005, Altamonte Springs, FL 32714
O 407.774.2044 C 321.578.0050 F 866.220.7648 srotroffcpa@msn.com

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Stephen R. [illegible], CPA, P.A.

February 14, 2005